UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Hyperion Brookfield Income Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable.

(CUSIP Number)

Ellen Oster, Esq., 767 Fifth Avenue, New York, New York 10153, (212) 418-6126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 17 TO SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NOS. OF ABOVE PERSON: GMAM Group Pension Trust III 01-6231432
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 31,890,087.39 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 31,890,087.39 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,890,087.39 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31,890,087.39 shares represent 79.8% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) EP

Page 2 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NOS. OF ABOVE PERSON: GMAM Group Pension Trust I 01-0719298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,891,578.15 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,891,578.15 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,891,578.15 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7,891,578.15 shares represent 19.7% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) EP

Page 3 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON: Promark Investment Advisors, Inc. 382903925
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 39,781,665.54 shares. (See Item 5 below)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 39,781,665.54 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,781,665.54 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39,781,665.54 shares represent 99.6% of the issued and outstanding shares as of the date of filing event.
14	TYPE OF REPORTING PERSON (See Instructions) IA, CO

Page 4 of 15 Pages

Item 1.	Security and Issuer

This Amendment Number 17 to the Statement on Schedule 13D (as amended and supplemented prior to the date of this Amendment, the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of Hyperion Brookfield Income Fund, Inc. (formerly the Hyperion Strategic Bond Fund, Inc.) (the “Issuer” or “Fund”) with its principal executive offices at c/o Hyperion Brookfield Asset Management, Inc., Three World Financial Center, 200 Vesey Street, 10th Floor, New York, New York 10281-1010. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D and Exhibits filed with the Schedule 13D are incorporated herein by reference. Items 2, 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows.

Page 5 of 15 Pages

Item 2.	Identity and Background

This Amendment amends and supplements the Schedule 13D originally filed on April 11, 2000 and is filed by GMAM Group Pension Trust III (the “GMAM III Trust”) and GMAM Group Pension Trust I (the “GMAM I Trust”, and together with the GMAM III Trust the “Trusts”), each a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans (the “Plans”) of General Motors Company (successor to General Motors Corporation) (“GM”), a Delaware corporation engaged in automobile manufacturing; and Promark Investment Advisors, Inc., a Delaware corporation (f/k/a General Motors Investment Management Corporation) (“Promark”), a wholly-owned subsidiary of GM which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Promark’s principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, its subsidiaries and unrelated employers, and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. The Trusts and Promark are referred to herein as the “Reporting Persons.”

The business address of the Trusts is State Street Financial Center, One Lincoln Street/SFC-8, Boston, Massachusetts 02111-2900. The business address of Promark is 767 Fifth Avenue, New York, New York 10153. The business address of GM is 300 Renaissance Center, Detroit, Michigan 48265-3000.

Promark is serving as investment manager with respect to the Shares acquired by the Trusts. In that capacity, Promark has the power to direct State Street Bank and Trust Company, as trustee for the Trusts (the “Trustee”), as to voting and disposition of such Shares. Because of the Trustee’s limited role, beneficial ownership of such Shares by the Trustee is disclaimed.

Appendix A, which is incorporated herein by reference, sets forth the following information with respect to the executive officers and directors of each of GM and Promark: (i) name, (ii) business address, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted. The Trusts have no executive officers or directors.

During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Persons, each of GM’s executive officers and directors is a United States citizen. To the best knowledge of Promark, each of its executive officers and directors is a United States citizen.

Page 6 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration

On November 20, 2009, the Trusts sold a total of 17,800,000 Shares of the Fund to the Fund in the Fund’s tender offer at $0.70 per share, or $12,460,000. Pursuant to such tender offer, GMAM I Trust sold 3,531,025.89 Shares and GMAM III Trust sold 14,268,974.11 Shares.

Item 4.	Purpose of Transaction

The purpose of the acquisitions of Shares was to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing in securities backed by real estate debt. The purpose of the disposition of the Shares by the Trusts in the Fund’s tender offer, which expired on November 20, 2009, was to liquidate a portion of their holdings in the Fund.

Except for proposed periodic acquisitions or dispositions of additional Shares by the Trusts, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other securities of the Fund in addition to those referred to in this Statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization of and termination by Promark). No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of November 20, 2009, each of the GMAM III Trust, by virtue of its ownership of 31,890,087.39 Shares, representing 79.8% of the 39,959,886.18 Shares then issued and outstanding, and Promark, by virtue of its shared voting and dispositive power over such Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) all Shares the GMAM III Trust has and may acquire. As of November 20, 2009, each of the GMAM I Trust, by virtue of its ownership of 7,891,578.15 Shares, representing 19.7% of the 39,959,886.18 Shares then issued and outstanding, and Promark, by virtue of its shared voting and dispositive power over such Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all Shares the GMAM I Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such person is, for the purposes of §§13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

Page 7 of 15 Pages

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) None of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A has effected any transactions in the Shares during the past 60 days other than as described in Item 3.

(d) Promark as the named fiduciary of the Plans with respect to investments has the authority to direct the Trustee to make payments from the Trusts (which may include dividends from or proceeds from the sale of Shares held by the Trusts) to other trusts under the Plans and to other persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the subscription agreements previously filed as Exhibits with the Schedule 13D and incorporated herein by reference, there are no contracts, agreements, understandings, or relationships between GM, the GMAM I Trust, the GMAM III Trust, Promark or, to the best knowledge of the Reporting Persons, any executive officer or director of GM or Promark and any other person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 8 of 15 Pages

Item 7.	Material to be filed as Exhibits

EXHIBIT 1 - Joint Filing Agreement dated January 14, 2010, among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 9 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE STREET BANK AND TRUST COMPANY, as trustee for GMAM GROUP PENSION TRUST I and GMAM GROUP PENSION TRUST III (as directed by Promark Investment Advisors, Inc.)

By:	/s/ Jason R. Butler
Name:	Jason R. Butler
Title:	Vice President

Date: January 14, 2010

Page 10 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROMARK INVESTMENT ADVISORS, INC.

By:	/s/ Florence Fong - Lopez
Name:	Florence Fong - Lopez
Title:	Vice President

Date: January 14, 2010

Page 11 of 15 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS COMPANY

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Company is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OR DIRECTOR OF GM
Daniel F. Akerson	Director	Managing Director and Head of Global Buyout, The Carlyle Group

David Bonderman	Director	Co-Founding Partner, TPG

Erroll B. Davis, Jr.	Director	Chancellor, University System of Georgia

Stephen J. Girsky	Director	President, S. J. Girsky & Company

E. Neville Isdell	Director

Robert D. Krebs	Director

Kent Kresa	Director

Philip A. Laskawy	Director

Christopher P. Liddell	Vice Chairman and Chief Financial Officer

Timothy E. Lee	President, GM International Operations

Robert A. Lutz	Vice Chairman

Kathryn V. Marinello	Director	President and Chief Executive Officer, Ceridian Corporation

Michael P. Millikin	Vice President and General Counsel

David N. Reilly	President, GM Europe

Mark Reuss	President, GM North America

Patricia F. Russo	Director

Carol M. Stephenson	Director	Dean, Richard Ivey School of Business, The University of Western Ontario

Thomas G. Stephens	Vice Chairman, Global Product Operations

Edward E. Whitacre, Jr.	Chairman of the Board of Directors and Chief Executive Officer

Page 12 of 15 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

PROMARK INVESTMENT ADVISORS, INC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Promark Investment Advisors, Inc. is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH PROMARK	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OR DIRECTOR OF PROMARK
Barbara A. Barrese	Secretary

Z. Jamie Behar	Managing Director, Real Estate and Alternative Investments

Michael P. Cloherty	Deputy Chief Operating Officer

Michael J. Connors	Vice President, Investment Administration

Nancy C. Everett	Chairperson of the Board of Directors and Chief Executive Officer

Florence Fong-Lopez	Vice President, Credit Markets Group

David E. Hartman	Vice President and General Counsel

Elizabeth J. Kale	Director, Chief Client Officer

Tony Duen-Li Kao	Chief Investment Officer

Michael E. Klehm	Director, President, Chief Operating Officer, Chief Financial Officer and Treasurer

Milla Krasnopolsky	Managing Director, Strategic Solutions and High Quality Fixed Income

Mary A. Mullin	Chief Compliance Officer

Robin H. Rocchi	Vice President, Investment Programs and Director, Global Equity

Carlos Rosa	Vice President, Sales and Marketing

James H. Scott	Managing Director, Equity and Trading

John S. Stevens	Managing Director, Absolute Return Strategies and GTAA

Edgar J. Sullivan	Managing Director, Investment Advisory

Mark R. Szycher	Vice President, Enterprise Risk Management

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EXHIBIT INDEX

EXHIBIT 1	Joint Filing Agreement dated January 14, 2010 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 14 of 15 Pages

Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that Amendment No. 17 to the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Hyperion Brookfield Income Fund, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 14, 2010

STATE STREET BANK AND TRUST COMPANY,
as trustee for GMAM GROUP PENSION TRUST I and GMAM GROUP PENSION TRUST III
(as directed by Promark Investment Advisors, Inc.)

By:	/s/ Jason R. Butler
Name:	Jason R. Butler
Title:	Vice President

PROMARK INVESTMENT ADVISORS, INC.

By:	/s/ Florence Fong - Lopez
Name:	Florence Fong - Lopez
Title:	Vice President

Page 15 of 15 Pages